November 25, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward M. Kelly

Re:	Trepont Acquisition Corp I (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-250126)

Dear Mr. Kelly:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Credit Suisse Securities (USA) LLC, as the representative of the underwriters of the offering pursuant to the above-captioned Registration Statement on Form S-1 (File No. 333-250126, the “Registration Statement”), hereby joins the Company in respectfully requesting acceleration of the effective date of the Registration Statement by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 1, 2020, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the 1933 Act, we wish to advise you that we have effected the following distribution of the preliminary prospectus included in the Registration Statement, dated as of November 19, 2020:

Preliminary Prospectus: approximately 1,000 electronic copies to prospective underwriters, dealers, institutions and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Kamal Ahmed
Name:	Kamal Ahmed
Title:	Managing Director

[Signature Page to Acceleration Request]